Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - October 2018

Mumbai, November 2, 2018: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for October 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT 2017	OCT 2018	OCT 2017	OCT 2018	OCT 2017	OCT 2018
Micro	NANO	74	71	57	54	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	10988	12892	11274	11509	72	70
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	3760	5355	3617	5340	31	58
UV2	SAFARI, SUMO GRANDE, MOVUS	550	571	486	642	14	31
UV3	ARIA, HEXA	1408	450	1041	745	12	2
V1	MAGIC EXPRESS	0	861	-3	644	0	0
V2	ACE MAGIC, MAGIC IRIS	575	1061	1842	605	49	61
N1- A1	ACE, ACE EX, ACE Zip	10106	17505	8413	13927	1112	590
N1- A2	Super ACE, TATA207, XENON, Winger DV	5921	4875	5604	4282	631	762
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	145	571	117	264	1	117
M2- A2	Winger 14 seats, SFC407, CityRide	269	354	131	141	25	12
N2- A1	SFC407, LPT407	1154	1427	1654	1947	259	137
N2- A2	SFC709, LPT709	1186	2010	368	408	157	133

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT 2017	OCT 2018	OCT 2017	OCT 2018	OCT 2017	OCT 2018
N2- A3	LPT9109	588	1277	653	1230	148	335
N2- A4	LPT1109	645	1232	1085	1256	199	294
M3- A2	LP709, SFC410, LP410	284	634	498	476	227	104
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	166	488	302	344	74	118
M3- C2	LPO1512, LPO1612, Starbus, Divo	444	538	356	711	280	209
N3- A1	LPT1613, LPK1616, SK1613	2434	4876	1363	1410	773	1200
N3- B1(a)	LPT2518, LPK2518	2259	4037	2422	4025	189	230
N3- B1(b)	LPT3118	4957	7570	4595	6149	2	8
N3- B2(b)	LPS3518. LPS3015, LPS3516	400	166	375	134	28	22
N3- B2(d)	LPS4018, LPS4023	1302	917	1221	732	28	40
N3- B2(e)	LPS4928	1432	1466	1415	735	0	21

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.